FEDERAL SIGNAL
Moves. Cleans. Protects.

1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523
630.954.2000
federalsignal.com

FOR IMMEDIATE RELEASE

Federal Signal to Expand its Specialty Vehicle Platform by Executing Agreement to Acquire Trackless Vehicles

OAK BROOK, Illinois, February 23, 2023 — Federal Signal Corporation (NYSE: FSS) (the "Company"), a leader in environmental and safety solutions, today announced the signing of a definitive agreement to acquire substantially all the assets and operations of Trackless Vehicles Limited ("Trackless"), a leading manufacturer of multi-purpose, municipal sidewalk tractors, for initial cash consideration of C$54 million (approximately US$40 million), subject to post-closing adjustments. In addition, the transaction also includes a contingent earn-out payment of up to C$6 million. The acquisition also includes the operations of Work Equipment Limited, the exclusive Trackless dealer in Southwestern and Northern Ontario, Canada.

Trackless, which is headquartered in Courtland, Ontario, Canada and employs approximately 90 people, generated revenues of approximately C$35 million for the year ended December 31, 2022.

Trackless manufactures the industry-leading, MT Series 7 tractor ("MT7"), which uses a variety of attachments to provide year-round value to its customers. Snow and ice attachments, including de-icing solutions, plows, and snowblowers can be used by customers during winter months, while during warmer periods, other attachments can be used in a variety of applications, such as concrete/asphalt maintenance, sweeping, tree and vegetation control, and materials hauling. The interchangeable Trackless attachments can help customers to achieve carbon reduction and other environmental goals by operating a single, highly-versatile unit instead of several purpose-built vehicles.

Trackless also supports the recurring aftermarket needs of its customers through a comprehensive parts offering, sales of which represent up to 20% of annual revenues. The superior design of the MT7, the breadth and depth of its attachment offerings, and a dedicated dealer network have allowed Trackless to establish a differentiated position in the industry.

"The acquisition of Trackless represents a strong addition to our municipal product offerings and further bolsters our position as an industry-leading diversified manufacturer of specialized vehicles for maintenance and infrastructure markets," said Jennifer L. Sherman, President and Chief Executive Officer. "With our Joe Johnson Equipment subsidiary currently the largest distributor of Trackless products in North America, we have a great appreciation of Trackless' products and reputation for quality and innovation. We are excited about the opportunities to leverage Federal Signal's distribution channel in the U.S. to expand the geographic reach of Trackless products and accelerate the growth trajectory of the business".

"Trackless has a proud history of growth through customer focus, quality products, and excellent service," noted Douglas Cadman, President of Trackless. "Federal Signal, through Joe Johnson Equipment, has been a valuable long-term partner of ours, and we are excited to be joining forces to launch the next phase of our growth".

The Company anticipates completing the transaction over the next 90 days, subject to customary closing conditions, and expects the acquisition to be accretive in 2023.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com. “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995 This release contains various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, risks and adverse economic effects associated with emerging geopolitical conflicts, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, cybersecurity risks, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission. Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com